August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (713) 354-2710

Richard J. Campo
Chairman and Chief Executive Officer
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, TX 77046

> **Re: Camden Property Trust**
> **Definitive 14A**
> **Filed March 28, 2007**
> **File No. 1-12110**

Dear Mr. Campo:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Governance of the Company, page 3

1. Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements, not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. See also Instruction 3 to Item 407(a).

Certain Relationships and Related Transactions, page 14

2. Provide the disclosure required by Item 404(b) of Regulation S-K regarding the policies and procedures for the review, approval, or ratification of related party transactions.

Compensation Discussion and Analysis, page 15

3. Individual officer performance is an important factor you consider in determining compensation. Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Role of Executive Officer in Compensation Decisions, 15

4. Please elaborate on the role of Mr. Campo in Camden's compensation process and his input during the crafting of compensation packages. For example, disclose whether or not he makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and discuss the extent to which Mr. Campo retains the ability to attend Committee meetings. We also note that Mr. Oden plays a role in reviewing the performance of the executive officers. Provide similar disclosure regarding his role in the compensation process.

Setting Executive Compensation, page 15

5. You appear to benchmark to a peer group of publicly-traded multi-family REITs. You also state that you "considered cash and the value of long-term compensation for a number of companies representing a cross-section of the types and sizes of real estate companies that could be competitive with Camden in the recruitment of development leaders." If you benchmark compensation to these other real estate companies, identify these companies. See Item 402(b)(2)(xiv) of Regulation S-K.

6. Analyze the role of these benchmark companies in determining overall compensation and any individual components. We note the broad statement that you generally set compensation for executives relative to compensation paid to similarly situated executives of the companies in the peer group. Clarify whether you have established specific benchmarks for total compensation or individual components of compensation as compared to these companies. If so, your disclosure should include a discussion of where you target each element of compensation against these companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, clearly state the variation and please explain why.

7. Provide a more detailed discussion of the role of the compensation consultant, CEL & Associates, in determining or recommending the amount or form of executive compensation. Please refer to Item 407(e)(3)(iii) of Regulation S-K. Clarify the market data and other information that was provided by CEL & Associates that was used by the Compensation Committee in determining the appropriate level and mix of incentive compensation.

Base Salary, Page 16

8. Provide a clear analysis as to how each listed factor considered in determining the base salary for each named executive officer was utilized in this determination. For example, discuss how the success of the business unit in each individual's unit of responsibility was determined.

Annual Bonus, page 16

9. You have not disclosed the necessary targets to be achieved for your executive officers to earn their annual bonus – the business unit goals only, performance award, or long-term compensation. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

10. It appears that the annual bonus and the long-term compensation have a range of compensation to be provided based upon the company's performance as it relates

to the stated targets, similar to the range set forth on page 18 for the performance award program. Provide clear disclosure of this range.

11. Provide a more specific analysis of the results relating to each goal for Messrs. Stewart, Hinton and Steen.

Long-Term Compensation, page 18

12. The holders of at least 20,000 options are eligible for "reloads" upon the exercise of these options. Disclose the material terms of the "reload" options.

Perquisites and Other Personal Benefits, page 19

13. Your disclosure in this subsection should analyze why the severance agreements were designed and structured to provide the mentioned material compensation elements and levels.

Executive Compensation, page 21
Summary Compensation Table, page 21

14. You state on page 18 that 25% to 50% of the bonus must be received in shares. Please provide the footnote to the bonus column disclosing the receipt of shares instead of the bonus, stating the amount for each named executive, and, where applicable, refer to the Grants of Plan-Based Awards Table. See Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

Grants of Plan Based Awards, page 22

15. It appears from the disclosure on pages 16 through 18 that the annual bonus and the performance award program may both be non-equity incentive plan awards that should be included in the grants of plan based awards, as required by Item 402(d)(2)(iii) of Regulation S-K. It also appears from the disclosure commencing on page 18 that the long-term compensation might be an equity incentive plan award that should be included in the table, as required by Item 402(d)(2)(iv) of Regulation S-K.

16. The reference to footnote two, which relates to "reload" options, is included in several awards granted as all other stock awards. This inclusion is unclear, since the reload of options would appear to result in additional option grants, not additional stock grants. Also, the vesting is unclear from the footnotes.

17. We direct your attention to the vesting periods set forth in footnotes three and four for the stock awards. These vesting terms do not appear consistent with the vesting policies as set forth in the Compensation Discussion and Analysis. If the

company recently amended this policy or if the nature of these grants is different from the compensation currently discussed in the Compensation Discussion and Analysis, provide clear disclosure.

Employment Agreements, page 23

18. Provide a complete discussion of the material terms of the employment agreements. For example, state the minimum salary levels and disclose the various incentive compensation arrangements, which are payable upon the attainment of specific goals.

Outstanding Equity Awards at Fiscal Year-End, page 23

19. When discussing the vesting in the footnotes of the option and stock awards, please state the dates of vesting, as required by Instruction 2 to Item 402(f)(2) of Regulation S-K.

Nonqualified Deferred Compensation, page 25

20. Please include in the table the Executive Contributions on the Last Fiscal Year Column. See Item 402(i)(2)(ii) of Regulation S-K. It appears that the compensation deferred pursuant to footnote one was an executive contribution rather than a registrant contribution.

Potential Payments Upon Termination or Change in Control, page 27

21. The disclosure indicates that in certain circumstances, unvested portions of awards would become fully vested. Provide clear disclosure in the tables to reflect the quantitative benefit of the accelerated vesting to each of the named executive officers.

Board Compensation, page 29

22. Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See the Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

23. For each director, disclose by footnote the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel